Exhibit 99.9

NWT URANIUM CORP.

(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of NWT Uranium Corp. were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2007 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the unaudited interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	September 30,	December 31,
	2008	2007

Assets

Current
Cash	$3,612,020	$905,473
Short term investments	4,908,864	12,318,540
Due from Niger Uranium Limited	576,133	576,133
Amounts receivable and prepaid expenses	321,430	481,520

	9,418,447	14,281,666

Property expenditures advances	61,119	61,119
Fixed assets (Note 5)	561,409	676,627
Equity investment in Niger Uranium Limited	12,833,397	15,982,500
Interest in exploration properties and
deferred exploration expenditures (Note 6 and statement)	5,345,922	5,339,961

	$28,220,294	$36,341,873

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities (Note 10)	$849,155	$628,670
Income taxes payable	219,505	3,312,134

	1,068,660	3,940,804
Future income tax liability	353,400	353,400

	1,422,060	4,294,204

Shareholders' equity
Common shares (statement)	19,633,843	19,574,843
Warrants (Note 8 and statement)	-	3,138,900
Contributed surplus (statement)	6,576,648	2,944,657
Accumulated retained earnings	587,743	6,389,269

	26,798,234	32,047,669

	$28,220,294	$36,341,873

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)
SUBSEQUENT EVENTS (Note 13)

The accompanying notes are an integral part of these interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

					Cumulative from
					inception
	Three Months Ended		Nine Months ended		to
	September 30,		September 30,		September 30,
(Unaudited)	2008	2007	2008	2007	2008

Expenses
Stock based compensation expense
(Note 9)	$304,704	$157,395	$493,091	$317,547	$2,915,968
Management and administrative
services	247,424	77,329	545,064	354,586	1,941,341
Investor relations and promotion	2,354	40,890	32,880	167,980	1,272,849
Professional fees	248,842	74,984	825,742	177,500	1,614,503
Office and administration	84,065	21,420	185,358	81,606	551,166
Travel expenses	57,455	38,834	101,866	76,443	386,159
Shareholders information	66,146	18,528	114,732	130,052	361,420
Regulatory fees	-	8,228	21,285	30,599	251,614
Amortization	84,454	5,893	153,218	8,747	280,375
Government fees and taxes	-	365	2,635	8,871	31,009
Foreign exchange loss	20,664	19,263	21,155	37,658	59,637

	1,116,108	463,129	2,497,026	1,391,589	9,666,041

Net loss for the period before
the following:	(1,116,108)	(463,129)	(2,497,026)	(1,391,589)	(9,666,041)
Gain on disposition of Irhazer and In Gall
Projects, Niger	-	19,260,008	-	19,260,008	19,260,008
Exploration properties and deferred
exploration expenditures written-off	-	-	-	-	(2,450,246)
Equity loss from Niger Uranium Limited	(3,304,500)	-	(3,304,500)	-	(3,304,500)

Net income (loss) for the period before
provision for (recovery of) corporate
taxes:	(4,420,608)	18,796,879	(5,801,526)	17,868,419	3,839,221
Provision for (recovery of) corporate
taxes
Current income taxes	822,798	3,933,000	-	3,933,000	3,312,134
Future income taxes	(349,200)	2,077,500	-	826,400	(60,656)

	473,598	6,010,500	-	4,759,400	3,251,478

Net income (loss) for the period being
comprehensive income (loss)
for the period	$(4,894,206)	$12,786,379	$(5,801,526)	$13,109,019	$587,743

Income (loss) per share - basic/diluted	$(0.05)	$0.12	$(0.05)	$0.12

Weighted average number of
common shares - basic	106,131,342	105,768,842	106,129,972	105,154,035

Weighted average number of
common shares - diluted	106,131,342	106,097,659	106,129,972	105,430,070

The accompanying notes are an integral part of these interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

					Cumulative from
					inception
	Three Months Ended		Nine Months ended		to
	September 30,		September 30,		September 30,
(Unaudited)	2008	2007	2008	2007	2008

Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss) for the period	$(4,894,206)	$12,786,379	$(5,801,526)	$13,109,019	$587,743
Stock based compensation expense
(Note 9)	304,704	157,395	493,091	317,547	2,915,968
Future income taxes	(438,500)	2,077,500	-	826,400	(60,656)
Equity loss from Niger Uranium Limited	3,304,500	-	3,304,500	-	3,304,500
Gain on disposition of Irhazer and In
Gall Projects, Niger	-	(19,260,008)	-	(19,260,008)	(19,260,008)
Amortization	84,454	5,893	153,218	8,747	280,375
Exploration properties and deferred
exploration expenditures written-off	-	-	-	-	2,450,246
Changes in non-cash working
capital items
Amounts receivable and
prepaid expenses	125,134	299,007	160,090	(579,988)	(321,430)
Accounts payable and
accrued liabilities	246,457	471,889	220,485	217,224	624,142
Income taxes payable	(2,180,531)	3,933,000	(3,092,629)	3,933,000	219,505

	(3,447,988)	471,055	(4,562,771)	(1,428,059)	(9,259,615)

FINANCING ACTIVITIES
Issue of common shares,
net of issue costs	-	-	-	-	20,541,385
Due from Niger Uranium Limited	-	(474,371)	-	(474,371)	-
Issue of warrants	-	-	-	-	-
Exercise of warrants	-	-	-	286,363	1,240,214
Exercise of options	-	-	-	292,500	935,361
Cash proceeds from disposition of Irhazer
and in Gall Projects, Niger	-	4,800,000	-	4,800,000	4,800,000
Issue of special warrants,
net of issue costs	-	-	-	-	-

	$-	$4,325,629	$-	$4,904,492	$27,516,960

The accompanying notes are an integral part of these interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows (Continued)
(Expressed in Canadian Dollars)
(Unaudited)

					Cumulative from
					inception
	Three Months Ended		Nine Months ended		to
	September 30,		September 30,		September 30,
(Unaudited)	2008	2007	2008	2007	2008

INVESTING ACTIVITIES
Due from Niger Uranium Limited	$9,725	$-	$-	$-	$(576,133)
Fixed asset purchases	(4,370)	(755,086)	(38,000)	(892,492)	(1,069,446)
Interest in exploration properties and
deferred exploration, net	43,432	(326,365)	53,039	(2,024,338)	(8,166,193)
Purchase of short-term investment, net	6,439,597	(15,050,000)	7,409,676	(5,800,000)	(4,678,156)
Purchase of equity investment in Niger
Uranium Limited	(155,397)	-	(155,397)	-	(155,397)

	6,332,987	(16,131,451)	7,269,318	(8,716,830)	(14,645,325)

Change in cash	2,884,999	(11,334,767)	2,706,547	(5,240,397)	3,612,020
Cash, beginning of period	727,021	11,576,777	905,473	5,482,407	-

Cash, end of period	$3,612,020	$242,010	$3,612,020	$242,010	$3,612,020

Supplemental cash information
Interest paid	$-	$-	$-	$-	$3,899
Income tax paid	$3,211,600	$-	$3,211,600	$-	$3,211,600
Warrants issued for services provided	$-	$-	$-	$-	$796,736
Change in accrued exploration
expenditures	$-	$-	$-	$-	$225,013
Value of shares and options issued to
acquire exploration properties	$-	$-	$59,000	$-	$991,619
Change in accrued capitalized interest	$-	$-	$-	$-	$230,708
Change in accrued prepaid
expenditures	$-	$-	$-	$-	$61,119

The accompanying notes are an integral part of these interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)
From Commencement of Operations (September 26, 2003) to September 30, 2008

			Special		Contributed	Accumulated
	Common shares		Warrants	Warrants	Surplus	Retained Earnings	Total
	#	$	$	$	$	$	$

Issue of shares for cash	4,000,000	101	-	-	-	-	101
Issue of special warrants for cash	-	-	195,409	-	-	-	195,409
Loss for the year	-	-	-	-	-	(33,097)	(33,097)

Balance, December 31, 2003	4,000,000	101	195,409	-	-	(33,097)	162,413
Public offering, net of issue costs	60,000,000	1,321,537	-	-	-	-	1,321,537
Conversion of special warrants	8,000,000	195,409	(195,409)	-	-	-	-
Flow through private placement, net
of issue costs	412,000	114,891	-	-	-	-	114,891
Stock based compensation	-	-	-	-	424,183	-	424,183
Private placement, net of issue costs	2,909,000	539,911	-	256,935	-	-	796,846
Loss for the year	-	-	-	-	-	(1,121,460)	(1,121,460)

Balance, December 31, 2004	75,321,000	2,171,849	-	256,935	424,183	(1,154,557)	1,698,410
Private placement, net of issue
costs	3,950,090	1,636,155	-	222,749	-	-	1,858,904
Exercise of stock options	200,000	101,500	-	-	(44,000)	-	57,500
Flow through tax effect on date of
renunciation	-	(45,200)	-	-	-	-	(45,200)
Stock based compensation	-	-	-	-	493,468	-	493,468
Exercise of warrants	455,000	283,475	-	(62,600)	-	-	220,875
Shares issued for interest in exploration
properties and deferred exploration
expenditures	300,000	182,000	-	-	-	-	182,000
Loss for the year	-	-	-	-	-	(1,780,074)	(1,780,074)

Balance, December 31, 2005	80,226,090	4,329,779	-	417,084	873,651	(2,934,631)	2,685,883

The accompanying notes are an integral part of these interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in Canadian Dollars)
(Unaudited)
From Commencement of Operations (September 26, 2003) to September 30, 2008

			Special		Contributed	Accumulated
	Common shares		Warrants	Warrants	Surplus	Retained Earnings	Total
	#	$	$	$	$	$	$

Balance, December 31, 2005	80,226,090	4,329,779	-	417,084	873,651	(2,934,631)	2,685,883
Private placement, net of issue costs	21,144,027	12,555,474	-	3,982,884	-	-	16,538,358
Exercise of stock options	920,000	476,800	-	-	(203,600)	-	273,200
Flow through tax effect on date of
renunciation	-	(295,085)	-	(73,771)	-	-	(368,856)
Stock based compensation	-	-	-	-	1,197,663	-	1,197,663
Shares issued for interest in exploration
properties and deferred exploration
expenditures	640,000	469,600	-	-	-	-	469,600
Exercise of warrants	1,559,636	941,458	-	(208,482)	-	-	732,976
Expired warrants	-	-	-	(167,733)	167,733	-	-
Loss for the year	-	-	-	-	-	(2,421,484)	(2,421,484)

Balance, December 31, 2006	104,489,753	18,478,026	-	3,949,982	2,035,447	(5,356,115)	19,107,340
Shares issued for interest in exploration
properties and deferred exploration
expenditures	350,000	229,500	-	-	-	-	229,500
Exercise of options	782,500	320,000	-	-	-	-	320,000
Fair value of option exercise	-	217,500	-	-	(217,500)	-	-
Exercise of warrants	409,089	286,363	-	-	-	-	286,363
Fair value of warrant exercise	-	43,454	-	(43,454)	-	-	-
Expired warrants	-	-	-	(767,628)	767,628	-	-
Stock based compensation	-	-	-	-	359,082	-	359,082
Income for the period	-	-	-	-	-	11,745,384	11,745,384

Balance, December 31, 2007	106,031,342	19,574,843	-	3,138,900	2,944,657	6,389,269	32,047,669

The accompanying notes are an integral part of these interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in Canadian Dollars)
(Unaudited)
From Commencement of Operations (September 26, 2003) to September 30, 2008

			Special		Contributed	Accumulated
	Common shares		Warrants	Warrants	Surplus	Retained Earnings	Total
	#	$	$	$	$	$	$

Balance, December 31, 2007	106,031,342	19,574,843	-	3,138,900	2,944,657	6,389,269	32,047,669
Shares issued for interest in exploration
properties and deferred exploration
expenditures (Note 6(i))	100,000	59,000	-	-	-	-	59,000
Expired warrants	-	-	-	(3,138,900)	3,138,900	-	-
Stock based compensation (Note 9)	-	-	-	-	493,091	-	493,091
Loss for the period	-	-	-	-	-	(5,801,526)	(5,801,526)

Balance, September 30, 2008	106,131,342	19,633,843	-	-	6,576,648	587,743	26,798,234

			Special		Contributed	Accumulated
	Common shares		Warrants	Warrants	Surplus	Retained Earnings	Total
	#	$	$	$	$	$	$

Balance, December 31, 2006	104,489,753	18,478,026	-	3,949,982	2,035,447	(5,356,115)	19,107,340
Shares issued for interest in exploration
properties and deferred exploration
expenditures	150,000	115,500	-	-	-	-	115,500
Exercise of options	720,000	292,500	-	-	-	-	292,500
Fair value of option exercise	-	197,250	-	-	(197,250)	-	-
Exercise of warrants	409,089	286,363	-	-	-	-	286,363
Fair value of warrant exercise	-	43,454	-	(43,454)	-	-	-
Stock based compensation	-	-	-	-	317,547	-	317,547
Income for the period	-	-	-	-	-	13,109,019	13,109,019

Balance, September 30, 2007	105,768,842	19,413,093	-	3,906,528	2,155,744	7,752,904	33,228,269

The accompanying notes are an integral part of these interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and Deferred
Exploration Expenditures (Expressed in Canadian Dollars)

			Cumulative
			from
	Nine Months		inception
	Ended	Year ended	to
	September 30,	December 31,	September 30,
(Unaudited)	2008	2007	2008

Picachos Project, Mexico
Opening balance	$1,990,494	$1,260,664	$-

Geological, reports and maps	-	119	201,664
Geology	45,975	19,982	65,957
Labour	-	-	8,830
Earthwork and roads	24,929	81,101	112,047
Environment	33,886	6,896	40,782
Line and grid cutting	-	-	15,121
Geophysics	-	63,448	151,204
Geochemistry	-	4,524	4,524
Camp costs	1,646	2,401	31,189
Transportation	-	-	6,386
Management fees	-	-	8,965
Professional fees	-	-	12,139
Drilling	81,111	379,691	466,492
Option payments	15,769	15,570	549,243
Staking	27,653	4,070	47,649
General	12,735	27,976	69,921
Analysis and assaying	-	-	127,346
Exploration advance	-	-	297,739
Property payments	-	214,000	214,000
Interest income	(143,148)	(89,948)	(340,148)

Activity during the period	100,556	729,830	2,091,050

Closing balance	$2,091,050	$1,990,494	$2,091,050

The accompanying notes are an integral part of these interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and Deferred
Exploration Expenditures (Expressed in Canadian Dollars)

			Cumulative
			from
	Nine Months		inception
	Ended	Year ended	to
	September 30,	December 31,	September 30,
(Unaudited)	2008	2007	2008

Waterbury Project, Canada
Opening balance	$-	$939,967	$-

Assays	-	-	5,464
Geological, reports and maps	-	810	82,104
Drilling	-	294,548	516,460
Geophysics	-	105,885	434,881
Labour	-	-	69,500
Professional fees	-	-	10,799
Management fees	-	-	73,478
Operating costs	-	-	118,846
Option payment	-	25,000	197,050
Administration	-	110,880	110,880
Termination payment	-	252,358	252,358
Government assistance	-	(3,378)	(47,914)
Interest income	-	(86,765)	(184,601)

Activity during the period	-	699,338	1,639,305
Write-off of Waterbury Project	-	(1,639,305)	(1,639,305)

Closing balance	$-	$-	$-

Irhazer and In Gall Projects, Niger
Opening balance	$-	$1,097,599	$-

Project administration costs	-	117,058	442,237
Acquisition costs	-	-	223,848
Camp costs	-	10,532	17,138
Drilling	-	22,294	22,294
Environmental	-	105,386	201,902
Geological	-	70,987	88,235
Geochemistry	-	6,760	6,760
Geophysical	-	200,967	299,949
Line and grid cutting	-	16,018	20,408
Surveys	-	-	422,666
Recovery of costs	-	(112,797)	(112,797)
Interest income	-	(204,307)	(302,143)
Disposal of Irhazer and In
Gall Projects	-	(1,330,497)	(1,330,497)

Activity during the period	-	(1,097,599)	-

Closing balance	$-	$-	$-

The accompanying notes are an integral part of these interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and Deferred
Exploration Expenditures (Expressed in Canadian Dollars)

			Cumulative
			from
	Nine Months		inception
	Ended	Year ended	to
	September 30,	December 31,	September 30,
(Unaudited)	2008	2007	2008

North Rae Uranium Project, Canada (Note 6(ii))
Opening balance	$2,999,163	$889,200	$-

Camp costs	-	32,170	32,170
Drilling	48,093	285,376	333,469
Environment	3,150	3,050	6,200
Geophysical	16,291	179,535	207,628
Geochemical	-	5,062	5,062
Geology	58,277	1,693,006	1,751,283
Exploration	-	-	716,190
Staking	68,442	4,080	154,472
Acquisition costs	30,000	83,270	210,354
Professional fees	6,624	1,658	65,088
Survey costs	-	63,435	63,435
Administration	9,363	14,170	27,556
Quebec government assistance
recovery	(255,384)	-	(255,384)
Interest income	(138,449)	(254,849)	(471,953)

Activity during the period	(153,593)	2,109,963	2,845,570

Closing balance	$2,845,570	$2,999,163	$2,845,570

Daniel Lake Uranium Project, Canada (Note 6(ii))
Opening balance	$350,304	$-	$-

Staking	-	40,260	40,260
Professional fees	6,421	2,785	9,206
Acquisition costs	108,401	127,754	236,155
Survey costs	6,685	219,605	226,290
Geophysical	2,411	4,220	6,631
Geochemistry	-	760	760
Geology	3,096	8,018	11,114
Administration	9,788	1,188	10,976
Quebec government assistance
recovery	(32,104)	-	(32,104)
Interest income	(45,700)	(54,286)	(99,986)

Activity during the period	58,998	350,304	409,302

Closing balance	$409,302	$350,304	$409,302

TOTAL	$5,345,922	$5,339,961	$5,345,922

The accompanying notes are an integral part of these interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and Nine Months Ended September 30, 2008

1. NATURE OF OPERATIONS AND GOING CONCERN

NWT Uranium Corp. (the "Company" or "NWT") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11 "Enterprises in the Development Stage", is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of September 30, 2008, the Company has interests in Canada, Niger and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying values of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to obtain financing necessary to complete development of the properties, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company's exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at September 30, 2008, the Company had cash of $3,612,020 (December 31, 2007 - $905,473), short term investments of $4,908,864 (December 31, 2007 - $12,318,540) and working capital of $8,349,787 (December 31, 2007 - $10,340,862). Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its mineral property expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited consolidated interim financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and Nine Months Ended September 30, 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the interim consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2008 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2008.

The unaudited consolidated balance sheet at December 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2007, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these unaudited interim consolidated financial statements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these unaudited interim consolidated financial statements.

Amendments To Section 1400 – General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity's ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and Nine Months Ended September 30, 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Future accounting changes

International Financial Reporting Standards (“IFRS”)
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets
In November 2007, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

3. CAPITAL MANAGEMENT

When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of resource assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the development stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is appropriate. There were no changes in the Company's approach to capital management during the three and nine months ended September 30, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and Nine Months Ended September 30, 2008

4. FINANCIAL RISK FACTORS

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

The Company's credit risk is primarily attributable to cash, short term investments, due from Niger Uranium Limited ("Niger") and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and short term investments are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Due from Niger Uranium Limited consist of costs paid on behalf of Niger by NWT. Amounts receivable consist mainly of sales tax refunds due from government authorities in Canada and cost recoveries from a company related to former management of the Company. As of September 30, 2008, due from Niger Uranium Limited and amounts receivable are in good standing. Management believes that the credit risk with respect to due from Niger Uranium Limited and amounts receivable is minimal.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2008, the Company had a cash and short term investments balance of $8,520,884 (December 31, 2007 - $13,224,013) to settle current liabilities of $1,068,660 (December 31, 2007 - $3,940,804). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

(a) Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in certificates of deposits issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(b) Foreign currency risk
The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds operations and exploration costs in Mexico on a cash call basis. The Company maintains a Mexican Peso and US Dollar bank account in Mexico. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c) Price risk
The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices as it relates to uranium to determine the appropriate course of action to be taken by the Company.

The Company's investment in Niger Uranium Limited is subject to fair value fluctuations arising from changes in the equity markets.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and Nine Months Ended September 30, 2008

4. FINANCIAL RISK FACTORS (continued)

Sensitivity analysis

The Company has, for accounting purposes, classified its cash and short term investments as held for trading, which are measured at fair value. Due from Niger Uranium Limited and amounts receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost and are equal to fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost and are also equal to fair value.

As of September 30, 2008, both the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a nine month period:

(i) Short term investments have fixed interest rates therefore they are not subject to interest rate fluctuations.

(ii) Cash and accounts payable and accrued liabilities denominated in US Dollars and Mexican Pesos are subject to foreign currency risk. As at September 30, 2008, had the US Dollar and Mexican Peso weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the Company's loss for the nine months ended September 30, 2008 would have been approximately $5,000 higher/lower as a result of foreign exchange losses/gains on translation of non-Canadian dollar denominated financial instruments. Similarly, as at September 30, 2008, reported shareholders' equity would have been approximately $5,000 lower/higher had the US Dollar and Mexican Peso weakened/strengthened by 5% as a result of foreign exchange losses/gains on translation of non-Canadian dollar denominated financial instruments.

(iii) Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of September 30, 2008, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5. FIXED ASSETS

			Net Carrying			Net Carrying
			Value			Value
		Accumulated	September 30,		Accumulated	December 31,
	Cost	Amortization	2008	Cost	Amortization	2007

Computer equipment	$60,219	$16,558	$43,661	$24,005	$10,258	$13,747
Furniture and fixtures	10,076	2,015	8,061	8,290	829	7,461
Field equipment	761,704	258,464	503,240	761,704	114,603	647,101
Vehicle	9,786	3,339	6,447	9,786	1,468	8,318

	$841,785	$280,376	$561,409	$803,785	$127,158	$676,627

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and Nine Months Ended September 30, 2008

6. INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

On a quarterly basis, management of the Company review its mining interests to ensure deferred expenditures include only costs and projects that are eligible for capitalization. For a description of the mining interests owned by the Company, refer to Note 4 of the audited consolidated financial statements as at December 31, 2007. Specific changes to interest in exploration properties and deferred exploration expenditures that occurred from January 1, 2008 to September 30, 2008 are as follows:

(i) On January 4, 2008, 100,000 common shares valued at $59,000 were issued to Azimut Exploration Inc. ("Azimut") to comply with the definitive option agreement for the Daniel Lake property.

(ii) On July 7, 2008, Azimut and NWT concluded an agreement to terminate the option agreements previously granted by Azimut to NWT on the North Rae and Daniel Lake properties.

The termination of the option agreements is conditional upon Azimut making a cash payment within 90 days to NWT of $4,000,000, which Azimut plans to finance by way of an equity financing, and issuing of 1,100,000 common shares of Azimut to NWT. The shares to be issued to NWT will be subject to a one-year hold period commencing on the date of issuance. In the event that Azimut is unable to satisfy these conditions, the termination agreement will have no further force or effect and the current option agreements will remain valid and enforceable.

Azimut and NWT have agreed to extend to December 31, 2008 the closing date for completing the transaction (See Note 12(ii)).

7. SHARE CAPITAL

Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Shares	Amount
Balance, December 31, 2007	106,031,342	$19,574,843
Property payment (Note 6(i))	100,000	59,000
Balance, September 30, 2008	106,131,342	$19,633,843

8. COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

The following table represents a continuity of warrants for the nine months ended September 30, 2008:

							September 30,
		January 1,				September 30,	2008
	Exercise	2008				2008	Fair
Expiry Date	Price	Balance	Issued	Exercised	Expired	Balance	Value ($)

May 5, 2008	$1.15	10,572,013	-	-	(10,572,013)	-	-

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and Nine Months Ended September 30, 2008

9. STOCK OPTIONS

The following table represents a continuity of stock options for the nine months ended September 30, 2008:

		Weighted Average
	Number of	Exercise Price
	Stock Options	$

Balance, December 31, 2007	3,760,000	0.762
Options granted (1)(2)	4,350,000	0.150
Options expired	(80,000)	0.470
Options cancelled	(50,000)	0.580

Balance, September 30, 2008	7,980,000	0.430

(1) On March 11, 2008, the Company granted 50,000 stock options to an employee, pursuant to the Company' Stock Option Plan, at an exercise price of $0.30 per share. The options vest in stages over two years and expire on March 11, 2013. The fair value assigned was $12,350 and it was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 96.8%; risk-free interest rate of 2.99% and an expected life of 3.5 years.

(2) On August 15, 2008, the Company granted 4,300,000 stock options to officers, directors, and certain of its consultants, pursuant to the Company' Stock Option Plan, at an exercise price of $0.15 per share. The options vest immediately and expire on August 15, 2013. The fair value assigned was $318,200 and it was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 98%; risk-free interest rate of 3.04% and an expected life of 3.5 years.

As at September 30, 2008, the Company had the following stock options outstanding:

		Weighted
		Average
		Remaining
Number of	Exercisable	Contractual	Exercise	Expiry
Options	Options	Life (years)	Price ($)	Date

1,780,000	1,780,000	2.04	0.75	October 14, 2010
650,000	650,000	2.65	0.68	May 25, 2011
250,000	187,500	3.25	0.84	January 1, 2012
200,000	200,000	3.55	0.81	April 17, 2012
200,000	100,000	3.68	0.72	June 4, 2012
200,000	100,000	3.76	1.03	July 4, 2012
250,000	125,000	3.79	0.91	July 16, 2012
100,000	50,000	3.91	0.71	August 28, 2012
50,000	12,500	4.45	0.30	March 11, 2013
4,300,000	4,300,000	4.48	0.15	August 15, 2013

7,980,000	7,505,000	2.92	0.43

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and Nine Months Ended September 30, 2008

10. RELATED PARTY TRANSACTIONS

For the three and nine months ended September 30, 2008, the Company incurred $161,581 and $401,505, respectively (three and nine months ended September 30, 2007 - $108,402 and $306,152, respectively) for consulting and directors' fees rendered by directors and officers of the Company. The entire amount has been expensed in the statements of operations. Included in accounts payable and accrued liabilities at September 30, 2008 is $75,662 (December 31, 2007 - $10,769) owing to these related parties.

As at September 30, 2008, $576,133 (December 31, 2007 - $576,133) was receivable from Niger. The Company holds a significant interest in Niger.

Included in amounts receivable and prepaid expenses is $150,368 (December 31, 2007 - $32,239) owing from a corporation related to former management of the Company for certain expenditures paid by the Company on behalf of this corporation.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

11. SEGMENTED INFORMATION

The Company's principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada, Mexico and Niger. Cash and short-term investments of $8,445,029 (December 31, 2007 - $13,219,118) are held in Canadian chartered banks. $4,895 is held in Niger (December 31, 2007 - $4,895)

	September 30,	December 31,
	2008	2007

Canada	$13,219,992	$17,635,333
Mexico	2,162,010	2,129,276
Niger	12,838,292	16,577,264

	$28,220,294	$36,341,873

Substantially all of the Company's operating expenses are incurred in Canada.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's basis of presentation.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
Three and Nine Months Ended September 30, 2008

13. SUBSEQUENT EVENTS

(i) On October 15, 2008, the Company completed a non-brokered private placement for aggregate proceeds of $1,000,000. The placement was for an aggregate of 20,000,000 common shares at a subscription price of $0.05 per share.

(ii) On November 7, 2008, Azimut and the Company announced that they have mutually agreed to extend to December 31, 2008 the closing date for completing the transaction contemplated in the termination agreement in respect of the North Rae and Daniel Lake properties.

(iii) After September 30, 2008, $576,133 receivable from Niger Uranium was paid.